Exhibit 99.1

Copernic Inc. Announces 2009 Third Quarter Results

Quebec City, Canada, November 12, 2009 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today reported its financial results for the third quarter ended September 30, 2009 (Q3).  Unless otherwise stated, all figures in this release are in US dollars.  For comparison purposes, comparative figures have been re-casted to reflect the sale of Mamma.com and its AD Network.

Financial Highlights

▪	Revenues from continuing operations were $0.35 million for Q3 2009, compared to $0.49 million in Q3 2008, a decline of 29%
▪	Gross margin from continuing operations in Q3 2009 was 92.7% compared to 94.5% for Q3 2008
▪	Expenses from continuing operations in the third quarter of 2009 were at $1.1 million, compared to $1.6 million in the comparable period, an improvement of 31%.
▪	Net loss from continuing operations of $0.8 million ($0.37 per share) for the third quarter 2009 compared to net loss of $1.1 million ($0.50 per share) in the third quarter 2008
▪	Liquidities sufficient to meet normal operating requirements until end of Q3 2010 were at $4.4 million as of September 30, 2009, compared to $5.1 million as of December 31, 2008.

Recent Highlights

▪
Announced the approval of the consolidation of issued and outstanding shares, effective as of September 14, 2009.  The consolidation factor was 7:1.  No fractional shares were issued.  The purpose of the consolidation was to allow the Company to achieve compliance with the NASDAQ Capital Market's minimum bid requirement for continued listing.  Prior to the completion of the consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the consolidation, the Company had approximately 2,091,437 common shares outstanding.

“Our sales shortfall compared to last year is still the result of the current economic environment in all our major markets in as much as retail sales are comparable to last year but corporate sales are very soft compared to the previous year.  Therefore we continue our rigorous cost reduction plan in an attempt to offset most of the sales shortfall and right size our operations as the result of the sale of our AD Network in the third quarter”, stated Mr. Marc Ferland President and CEO of Copernic.

Financial Results for the Quarter Ended September 30, 2009

Revenues from continuing operations in the third quarter of 2009 totaled $353,000, down from $498,000 in the third quarter of 2008 mainly due to a decline in software licensing revenues. Revenues in Q3 2009 were lower than Q2 2009 by $60,000.

Gross margin from continuing operations in Q3 2009 was 92.7% compared to 94.5% for Q3 2008.

Expenses in the third quarter of 2009 were at $1,147,000, compared to $1,592,000.  The difference is mainly due to the continued cost reduction plan.

Net loss from continuing operations in the third quarter 2009 was $765,000 ($0.37 per share), compared to a net loss of $1,048,000 ($0.50 per share) in the same quarter 2008.

Net loss from discontinued operations in the third quarter 2009 was $55,000 ($0.027 per share), compared to a net income of $426,000 ($0.20 per share) in the same quarter 2008.  This variance is explained by the sale of the assets of Mamma.com and its AD Network in Q2 2009.

Net loss in the third quarter 2009 was $821,000 ($0.39 per share), compared to a net loss of $622,000 ($0.30 per share) in the same quarter 2008.

Liquidities totaled $4,442,000 which was a decrease of $325,000 from June 30, 2009. During Q3 2009, the Company paid professional fees and other costs related to the consolidation of issued and outstanding shares.  Liquidities including temporary investment of $4,003,761 should be entirely available by the end of Q4 2009.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties www.copernic.com and www.mycopernic.com.  With its award winning Copernic Desktop Search software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user's PC.

More information can be found at www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Jean-Rock Fournier, CA
Vice President Finance and Chief Financial Officer
Telephone Toll Free:  (877) 289-4682
Telephone:  (418) 527-0528 ext. 1271
Email:  jrfournier@copernic.com
Website:  www.copernic.com

Copernic Inc.
Condensed Consolidated Balance Sheet
___________________________________________________________________________________________________________________
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	As at September 30, 2009 $	As at December 31, 2008 $ (audited)
Assets

Current assets
Cash and cash equivalents	438,556	2,067,705
Temporary investments	4,003,761	3,005,227
Accounts receivable	256,975	907,560
Income taxes receivable	244,818	110,121
Balance of sale receivable	2,032,834	-
Prepaid expenses	164,917	170,864
	7,141,861	6,261,477

Balance of sale receivable	2,466,192	-

Property and equipment	149,507	240,094

Intangible assets	375,245	918,485

Goodwill	3,362,003	3,362,003

	13,494,808	10,782,059

Liabilities

Current liabilities
Accounts payable and accrued liabilities	992,186	991,142
Deferred revenue	158,533	156,789
Deferred rent	2,180	4,805
Current portion of obligations under capital lease	61,409	57,267

	1,214,308	1,210,003

Obligations under capital lease	8,572	39,992
Future income taxes	98,821	259,848

Commitments

Shareholders’ Equity

Capital stock
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,091,437 common shares	96,556,485	96,556,485

Additional paid-in capital	5,831,746	5,747,028

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(90,776,261)	(93,592,434)

	12,173,107	9,272,216

	13,494,808	10,782,059

Copernic Inc.
Condensed Consolidated Statements of Operations

___________________________________________________________________________________________________________________
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the nine months ended September 30,		For the three months ended September 30,
	2009 $	2008 $	2009 $	2008 $

Revenues	1,280,083	1,524,797	353,293	497,527

Cost of revenues	55,168	88,825	25,725	25,343

Gross Margin	1,224,915	1,435,972	327,568	472,184

Expenses
Marketing, sales and services	431,931	314,247	146,777	53,641
General and administration	1,763,411	2,382,655	616,796	766,075
Product development and technical support	854,017	1,521,583	297,076	474,082
Amortization of property and equipment	87,075	88,190	32,845	23,023
Amortization of intangible assets	538,394	735,597	182,531	245,344
Restructuring charges	20,624	31,391	(4,998)	31,391
Interest and other income	(184,707)	(122,574)	(161,025)	(22,704)
Gain on disposal of an investment	(169,239)	-	-	-
Loss (gain) on foreign exchange	47,129	(6,222)	37,118	21,819
	3,388,635	4,944,867	1,147,120	1,592,671

Income (loss) from operations before income taxes and discontinued operations	(2,163,720)	(3,508,895)	(819,552)	1,120,487

Current income taxes	1,498	9,072	-	450
Future income taxes recovey	(161,027)	(217,952)	(53,676)	(72,651)

Net loss from continuing operations	(2,004,191)	(3,300,015)	(765,876)	(1,048,286)

Net income from discontinued operations	4,820,364	1,069,748	(55,858)	426,609

Net income (loss) for the period	2,816,173	(2,230,267)	(821,734)	(621,677)

Basic and diluted loss from continuing operations per share	(0.96)	(1.58)	(0.37)	(0.50)

Basic and diluted earnings (loss) per share	1.35	(1.07)	(0.39)	(0.30)

Weighted average number of common shares outstanding
Basic	2,091,437	2,091,437	2,091,437	2,091,437

Diluted	2,091,932	2,091,437	2,091,437	2,091,437

Copernic Inc.
Condensed Consolidated Statements of Cash Flows

_________________________________________________________________________________________________________________________________
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the nine months		For the three months
	ended September 30,		ended September 30,
	2009 $	2008 $	2009 $	2008 $
Cash flows from (used for)

Operating activities
Loss from continuing operations	(2,004,191)	(3,300,015)	(765,876)	(1,048,286)
Adjustments for
Amortization of property and equipment	87,075	88,190	32,845	23,023
Amortization of intangible assets	538,394	735,597	182,531	245,344
Employee stock-based compensation	84,718	13,566	29,493	(37,530)
Future income taxes	(161,027)	(217,952)	(53,676)	(72,651)
Write-down of property and equipment	-	(456)	-	(456)
Gain on disposal of an investment	(169,239)	-	-	-
Accreted interest on balance of sale receivable	(126,093)	-	(126,093)	-
Unrealized loss (gain) on foreign exchange	8,502	(6,281)	4,785	(3,850)
Net change in non-cash working capital items	178,939	(830,735)	137,571	(104,738)

Cash and cash equivalents used for operating activities from continuing operations	(1,562,922)	(3,518,086)	(558,420)	(999,144)

Investing activities
Net change in cash and cash equivalents from discontinued operations	765,357	1,101,812	181,648	460,167
Proceeds on the disposal of an investment	169,239	-	-	-
Purchase of intangible assets	(3,224)	(5,056)	-	-
Purchase of property and equipment	(28,897)	(13,042)	(5,423)	(5,257)
Capital payment on balance of sale receivable	74,297	-	74,297	-
Net decrease (increase) in temporary investments	(998,534)	3,965,384	(3,406)	-

Cash and cash equivalents from (used for) investing activities	(21,762)	5,049,098	247,116	454,910

Financing activities
Repayment of obligations under capital lease	(44,465)	(43,901)	(16,922)	(15,431)

Cash and cash equivalent used for financing activities	(44,465)	(43,901)	(16,922)	(15,431)

Net change in cash and cash equivalents during the period:	(1,629,149)	1,487,111	(328,226)	(559,665)

Cash and cash equivalents – Beginning of period	2,067,705	2,907,028	766,782	4,953,804

Cash and cash equivalents – End of period	438,556	4,394,139	438,556	4,394,139
Cash and cash equivalents comprise:
Cash	438,556	4,394,139	438,556	4,394,139
Short-term investments	-	-	-	-
	438,556	4,394,139	438,556	4,394,139